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                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549



                                 SCHEDULE 13D

                  UNDER THE SECURITIES EXCHANGE ACT OF 1934
                             (AMENDMENT NO.    )*


                                NAM Corporation
--------------------------------------------------------------------------------
                               (Name of Issuer)


                     Common Stock $.001 par value per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                  628 72L-108
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                                (CUSIP Number)


                                   Roy Israel
                                NAM Corporation
                       1010 Northern Boulevard, Suite 336
                           Great Neck, New York 11021
                            Tel. No.: (516) 829-4395
--------------------------------------------------------------------------------
                (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)

          Maurice D. Sabbah 2006 West Friendly Ave Greensboro NC 27410
--------------------------------------------------------------------------------
           (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

         Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1: and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

         NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                         (continued on following pages)


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CUSIP No. 628 72L-108                SCHEDULE 13D
         --------------

  (1)     Names of Reporting Persons
          S.S. or I.R.S. Identification Nos. of Above Persons

          Maurice D. Sabbah
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  (2)     Check the Appropriate Box if a Member of a Group*         (a)   [   ]
                                                                    (b)   [   ]

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  (3)     SEC Use Only

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  (4)     SOURCE OF FUNDS*

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  (5)     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
          IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

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  (6)     Citizenship or Place of Organization

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                       (7)     Sole Voting Power
  Number of                    292,500
   Shares              --------------------------------------------------------
 Beneficially          (8)     Shared Voting Power
  Owned by
    Each               --------------------------------------------------------
  Reporting            (9)     Sole Dispositive Power
 Person With
                       --------------------------------------------------------
                       (10)    Shared Dispositive Power

                       --------------------------------------------------------

 (11)     Aggregate Amount Beneficially Owned by Each Reporting Person

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 (12)     Check Box if Aggregate Amount in Row (11) Excludes Certain
          Shares*                                                         [  ]

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 (13)     Percent of Class Represented by Amount in Row (11)
          7.1%
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 (14)     Type of Reporting Person*
          Individual
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                    *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

NAM Corporation                                                     Schedule 13D

Item 1.  Security and Issuer.
         --------------------

     This statement relates to shares of common stock, par value $.001 per share (the "Shares"), of NAM Corporation (the "Company"). The principal executive offices of the Company are located at 1010 Northern Boulevard, Great Neck, New York 11021.

Item 2.  Identity and Background.
         ------------------------

     (a)-(c). This statement is being filed by (i) Maurice D. Sabbah an Individual.

     Maurice D. Sabbah's principal business is re-insurance underwriting. The business address is 262 East Morehead Street, Burlington, North Carolina 27215. Maurice D. Sabbah is a citizen of the United States.

     (d)-(e). During the last five years, Maurice D. Sabbah (i) has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.
         --------------------------------------------------

     As of the close of business day on April 28, 2000, Maurice D. Sabbah held an aggregate of 292,500 shares, which he purchased for an aggregate purchase price of $1,764,817.00.

Item 4.  Purpose of Transaction.
         -----------------------

     The reporting person acquired the shares as an investment and views the investment as having significant potential for increased value. The reporting person intends to review on a continuing basis their investment in the shares in light of the factors discussed herein.

     The reporting person may, subject to the continuing evaluation of the factors discussed herein, acquire from time to time additional shares in the open market or in privately negotiated transaction. The reporting person may from time to time retain or sell all or a portion of his holdings of the shares in the open market or in a privately negotiated transaction. Any action the reporting person might undertake will be dependent on the reporting persons' review of numerous factors, including, among other things, the availability of shares for purchase and the price levels of such shares, general market and economic conditions, ongoing evaluation of the company's business, financial conditions, operations and prospects, the relative attractiveness of alternative business and investment opportunities, the actions of the management and the Board of Directors of the Company, and other future developments.

     Except as set forth above, the reporting person has no present plans or intentions, which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of item 4 of Schedule 13D.

Item 5.  Interest in Securities of Issuer.
         ---------------------------------

     (a)-(b) As of the close of business on April 28, 2000, Maurice D. Sabbah owned in the aggregate of 292,500 shares, which represent approximately 7.1% of the 4,093,279 shares outstanding as of April 28, 2000.

     (c) Within the past 60 days Maurice D. Sabbah purchased 204,500 shares through open market purchases in the following transactions, all of which were effected in the over-the-counter market.


  Date                      Number of Shares                Price per Share*
  ----                      ----------------                ---------------

04/13/00                           5,000                         5.4900
04/13/00                           5,000                         5.8100
04/13/00                           5,000                         6.0600
04/13/00                           5,000                         6.0600
04/13/00                           4,000                         5.9300
04/13/00                           4,000                         6.0600
04/13/00                           4,000                         6.0600
04/13/00                           4,000                         6.0600
04/13/00                           3,000                         6.0600
04/13/00                           2,500                         5.6800
04/13/00                           2,500                         5.9300
04/13/00                           1,000                         5.9300
04/13/00                           1,000                         6.0600
04/13/00                           1,000                         6.0600
04/13/00                           1,000                         6.0600
04/13/00                           1,000                         6.0600
04/13/00                           1,000                         6.0600
04/13/00                           5,000                         5.8750
04/13/00                           5,000                         5.3750
04/13/00                           7,500                         5.6875
04/13/00                          10,000                         5.6250
04/13/00                           3,400                         5.7500
04/13/00                           7,200                         5.8250
04/13/00                          11,100                         5.8750
04/13/00                           2,800                         5.9375
04/13/00                           3,000                         5.9687
04/13/00                           7,000                         6.0000
04/13/00                           3,000                         6.0625
04/14/00                           2,000                         5.6250
04/14/00                           2,000                         5.7500
04/17/00                           3,500                         4.8750
04/17/00                           2,500                         4.9375
04/17/00                           2,000                         5.0000
04/18/00                           2,000                         4.2500
04/19/00                             500                         3.9375
04/19/00                           1,500                         4.0000
04/19/00                           3,000                         4.1250
04/19/00                           2,000                         4.4375
04/20/00                           1,000                         4.2500
04/20/00                           1,100                         4.3750
04/20/00                             200                         4.3750
04/20/00                             200                         4.3125
04/20/00                             300                         4.3750
04/20/00                          12,600                         4.4375
04/20/00                           1,600                         4.4375
04/20/00                             100                         4.5000
04/20/00                             100                         4.6875
04/20/00                             100                         4.8750
04/20/00                             200                         4.8125

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  Date                      Number of Shares                Price per Share*
  ----                      ----------------                ---------------

04/20/00                           700                           4.7500
04/20/00                           400                           5.2500
04/20/00                           200                           5.0625
04/20/00                         1,400                           5.3750
04/20/00                           100                           4.6250
04/24/00                         2,000                           4.6250
04/24/00                         1,900                           4.8750
04/24/00                         1,000                           5.0000
04/24/00                         1,000                           5.1250
04/24/00                           100                           5.1250
04/24/00                           500                           5.2500
04/24/00                           900                           5.3125
04/24/00                           100                           5.5000
04/24/00                           500                           5.6250
04/24/00                         2,400                           5.6875
04/25/00                         2,000                           5.1875
04/25/00                         8,000                           5.2500
04/26/00                           100                           4.8750
04/26/00                         3,700                           5.0000
04/26/00                         5,200                           5.2500
04/26/00                         2,200                           5.8750
04/26/00                           200                           5.7500
04/26/00                           200                           5.6250
04/26/00                         1,400                           5.6875
04/27/00                         3,000                           5.3750
04/27/00                           100                           5.5000
04/27/00                         2,000                           5.5625
04/27/00                         2,700                           5.6250
04/27/00                           500                           6.0000
04/27/00                         1,500                           6.0625
04/28/00                         2,500                           6.1250
04/28/00                         2,500                           6.5000
                               =======
TOTAL                          204,500
-----------------
* Excluding commissions.


Except as set forth herein, the Reporting Person has not effected any transactions in the shares during the past 60 days.

          (d)  Not applicable.

          (e)  Not applicable.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of Issuer.
         ---------------------------------------------------------------------

         Not applicable.


Item 7.  Material to be Filed as Exhibits.
         ---------------------------------

         Not applicable.

NAM Corporation                                                 Schedule 13D



                                   SIGNATURE
                                   ---------


     After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated:    May 11, 2000




                                             /s/ Maurice D. Sabbah
                                             ---------------------------------
                                                 Maurice D. Sabbah